[redacted]

10025727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 25 2010
503

SEC FILE NUMBER
8- 49215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornes & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E. State St
(No. and Street)

Redlands (City) California (State) 92373 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Thornes (909) 335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

313

OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Bernardino
Subscribed and sworn to (or affirmed) before me on this 15 day of January, 2010 by John Thornes proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

John Thornes
Signature

President
Title

VICENTE MANUEL ALVAREZ
Commission # 1805388
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Thornes & Associates, Inc., Investment Securities:

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., Investment Securities (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc., Investment Securities as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Thornes & Associates, Inc., Investment Securities
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	18,289
Deposit with clearing organization		25,767
Commissions receivable		54,618
Investments, available for sale		106,975
Advances to officers		1,591
Equipment and leasehold improvements, net		25,010
Deferred taxes		3,200
Prepaid expense		3,278
Total assets	$	238,728

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	31,439
Pension payable		4,956
Credit cards payable		23,316
Line of credit payable		5,445
Total liabilities		65,156
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 9,900 shares issued and outstanding		244,755
Additional paid-in capital		90,662
Accumulated deficit		(140,821)
Accumulated other comprehensive income		(21,024)
Total stockholder's equity		173,572
Total liabilities and stockholder's equity	$	238,728

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Commission income	$	578,591
Management and fee based income		53,354
Interest and dividend income		1,003
Other income		6,278
Total revenues		639,226
Expenses		
Employee compensation and benefits		335,110
Professional fees		59,598
Communications		16,873
Interest expense		4,423
Occupancy and equipment rental		66,868
Taxes, licenses & fees		2,397
Other operating expenses		189,432
Total expenses		674,701
Net income (loss) before income tax provision		(35,475)
Income tax provision		800
Net income (loss)	$	(36,275)

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated other comprehensive income	Total	Comprehensive Income
Balance at December 31, 2008	$ 244,755	$ 90,662	$ (104,546)	$ (46,692)	$ 184,179	
Net gains (losses) on available for sale investments	-	-	-	25,668	25,668	$ 25,668
Net income (loss)	-	-	(36,275)	-	(36,275)	(36,275)
Balance at December 31, 2009	$ 244,755	$ 90,662	$ (140,821)	$ (21,024)	$ 173,572	$ (10,607)

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (36,275)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 9,355	
Unrealized gain (loss) on investments	11,131	
(Increase) decrease in assets:		
Deposit with clearing organization	(707)	
Commissions receivable	(3,825)	
Advances to officers	17,459	
Prepaid income taxes	20,200	
Prepaid expense	(95)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	7,327	
Bank overdraft	(8,855)	
Pension payable	2,469	
Credit cards payable	(8,537)	
Total adjustments		45,922
Net cash and cash equivalents provided by (used in) operating activities		9,647
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Payments of line of credit payable	(3,005)	
Net cash and cash equivalents provided by (used in) financing activities		(3,005)
Net increase (decrease) in cash and cash equivalents		6,642
Cash and cash equivalents at beginning of year		11,647
Cash and cash equivalents at end of year		$ 18,289
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

Supplemental disclosures of non-cash transactions:

During the year ended December 31, 2009, the company recognized $25,668 in unrealized gains on its investments, available for sale. These gains were recorded in unrealized gains and (losses) on investments, available for sale, in other comprehensive income.

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thornes & Associates, Inc., Investment Securities (the "Company") was incorporated in the State of California on May 3, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including a retail broker/dealer in corporate securities over–the–counter, corporate debt securities, mutual funds, municipal securities and U.S. government securities. The Company also engages in investment advisory services and the sale of insurance and annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Investment in marketable securities is being classified as available-for-sale. These securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholders' equity, net of deferred taxes.

Advertising costs are expensed as incurred. The Company charged $8,479 to advertising for the year ended December 31, 2009.

Equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Rent and lease expenses were $57,608, for the year ended December 31, 2009.

Thornes & Associates, Inc., Investment Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with First Clearing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $25,767.

Note 3: INVESTMENTS, AVAILABLE FOR SALE

Investments, available for sale consist of corporate securities. These securities are carried at their fair market value of $106,975 at December 31, 2009 . As discussed in Note 1, the Company has adopted SFAS 130, which establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Unrealized gains (losses) on these securities consisted of gross unrealized holding gains of $25,668, which are included in accumulated other comprehensive income.

Investments, available for sale consisted of the following at December 31, 2009:

Corporate securities, at fair market value	$	104,818
Preferred stock, at cost		150
Municipal securities, due March 1, 2011		2,007
Total investments, available for sale	$	106,975

Included in securities available for sale are shares of a preferred stock valued at $150. These securities have been treated as unallowable assets for purposes of calculating net capital.

Note 4: EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Equipment and leasehold improvements are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Equipment	$	62,516	5
Leasehold improvement		39,221	7
		101,737	
Less: accumulated depreciation		(76,727)	
Equipment and leasehold improvements, net	$	25,010	

Depreciation expense for the year ended December 31, 2009, was $9,355.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

		Current
Federal	$	-
State		800
Total income tax expense (benefit)	$	800

The Company has available at December 31, 2009, certain Federal and State Net Operating Losses (NOL's), which can be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to five (5) years. The Federal NOL's produce a deferred tax asset of approximately $2,400 and the State NOL's produce a deferred tax asset of approximately $800.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

In September 2006, FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157") which the Company subsequently adopted on January 1, 2008. SFAS No. 157 defines fair value and establishes a hierarchal framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Under SFAS No. 157, the inputs used to measure fair value must be classified into one of three levels as follows:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. In accordance with SFAS No. 157, the Company is not permitted to adjust quoted market prices in an active market, even if the Company owns a large investment, the sale of which could reasonably impact the quoted price.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	level 3 Inputs
Available-for-sale Investment:	$ 106,975	$ 106,825	$ -	$ 150
Total	$ 106,975	$ 106,825	$ -	$ 150
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 7: LINE OF CREDIT

The Company maintains a line of credit with American Express for $10,800, with a stated interest of 7.22%. The outstanding balance on the credit line at December 31, 2009 was $5,445.

Note 8: ADVANCES TO OFFICER

The Company is owed $1,591 at December 31, 2009, which is uncollateralized, non-interest bearing, and due on demand from its principal shareholder.

Note 9: PROFIT SHARING PLAN

The Company established a 401(k) Profit Sharing Plan for employees in March 2006. The plan offers discretionary matching contributions by the Company for all eligible employees. The Company has elected to make a $4,956 contribution in 2010 for the year 2009. This expense has been accrued as of December 31, 2009.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $116,181 which was $111,181 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($65,156) to net capital was 0.56 to 1, which is less than the 15 to 1 maximum allowed.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $11,506 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 127,687
Adjustments:		
Accumulated deficit	$ (20,488)	
Non-allowable assets	9,356	
Haircuts & undue concentration	(374)	
Total adjustments		(11,506)
Net capital per audited statements		$ 116,181

Thornes & Associates, Inc., Investment Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 244,755	
Additional paid-in capital	90,662	
Accumulated deficit	(140,821)	
Accumulated other comprehensive income	(21,024)	
Total stockholder's equity		$ 173,572
Less: Non-allowable assets		
Advances to officers	(1,591)	
Equipment and leasehold improvements, net	(25,010)	
Investment, available for sale	(150)	
Deferred taxes	(3,200)	
Prepaid expense	(3,278)	
Total non-allowable assets		(33,229)
Net capital before haircuts		140,343
Less: Haircuts and undue concentration		
Haircut on marketable securities	(15,723)	
Haircut on municipal securities	(40)	
Haircut on money markets	(338)	
Undue concentration	(8,061)	
Total haircuts & undue concentration		(24,162)
Net Capital		116,181
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,344	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 111,181
Ratio of aggregate indebtedness to net capital	0.56 : 1	

There was a difference of $11,506 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 13.

Thornes & Associates, Inc., Investment Securities
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Thornes & Associates, Inc., Investment Securities
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Thornes & Associates, Inc., Investment Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thornes & Associates, Inc., Investment Securities:

In planning and performing our audit of the financial statements of Thornes & Associates, Inc., Investment Securities (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2010

Thornes & Associates, Inc., Investment Securities

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thornes & Associates, Inc., Investment Securities

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Thornes & Associates, Inc., Investment Securities ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Thornes & Associates, Inc., Investment Securities taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2010

Thornes & Associates, Inc., Investment Securities
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 1,271
SIPC-4 general assessment Payment made on January 7, 2009	(150)
SIPC - 6 general assessment Payment made on August 24, 2009	(186)
SIPC-7T general assessment Payment made on February 12, 2010	(935)
Total assessment balance (overpayment carried forward)	$ –